--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)


                      Annuity and Life Re (Holdings), Ltd.
                   -------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $1.00
              -----------------------------------------------------
                         (Title of Class of Securities)


                                  G03910 10 9
                   -------------------------------------------
                                 (CUSIP Number)

              -----------------------------------------------------
                             Paul S. Giordano, Esq.
                  Executive Vice President and General Counsel
                                 XL Capital Ltd
                              (f/k/a EXEL Limited)
                                Cumberland House
                              One Victoria Street
                            Hamilton HM 11, Bermuda
                                 (441) 292-8515

                                    Copy to:

                            Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 17, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.


CUSIP No. G03910 10 9            SCHEDULE 13D             Page 2 of 6 pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          XL Capital Ltd (f/k/a EXEL Limited)
          I.R.S. IDENTIFICATION NO. 98-0058718

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              -1,418,440-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

                         -0-

  REPORTING
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         -1,418,440-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          CO

--------------------------------------------------------------------------------

          XL Capital Ltd (f/k/a EXEL Limited) hereby amends the Schedule 13D (the "Schedule 13D") originally filed on April 30, 1998 as set forth herein. Capitalized terms used without definition in this Amendment No. 1 to the
Schedule 113D shall have the respective meanings ascribed thereto in the
Schedule 13D.

ITEM 4.  Purpose of the Transaction.


         Item 4 of the Schedule 13D is hereby amended by adding the following:


         On January 17, 2000 the Reporting Person, a wholly owned subsidiary of the Reporting Person, Risk Capital Holdings, Inc. ("RCH") and a wholly owned subsidiary of RCH entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement"). The Stock Repurchase Agreement is filed as Exhibit 99.4. Under the Stock Repurchase Agreement, the Reporting Person agreed to sell all of the shares of common stock of RCH that it owns to RCH. In consideration for such sale, RCH will transfer certain of its assets to the Reporting Person, including up to 1,418,440 shares of Company common stock and warrants to purchase up to an additional 100,000 shares of Company common stock, plus or minus cash. Under the Stock Repurchase Agreement, if the value of the assets being transferred to the Reporting Person as consideration for the sale of the common stock of RCH exceeds the aggregate purchase price for such common stock as determined in accordance with the Stock Repurchase Agreement, the Reporting Person will have the option of (1) paying the excess amount in cash to RCH, (2) reducing the interests in the Company being transferred to the Reporting Person or (3) a combination of options (1) and (2).


         Under the Stock Repurchase Agreement, RCH has also agreed to use its reasonable best efforts to assign to the Reporting Person all of RCH's rights under agreements between RCH and the Company relating to RCH's right to select one individual for nomination as a director of the Company and RCH's right to require the Company to register under the Securities and Exchange Act of 1933 the shares of Company common stock held by it or issuable to it pursuant to the Company warrants.

         Effective as of the Closing of the purchase and sale of the shares of RCH pursuant to the Stock Repurchase Agreement, which is expected to take place promptly following satisfaction of all conditions to such agreement, if the Reporting Person acquires the full number of shares of Company common stock that it could acquire thereunder, the Reporting Person will be the beneficial owner of 2,836,880 shares of Company common stock. If the Reporting Person acquires all of the shares of the Company common stock and the Company warrants held by RCH, the Reporting Person will be the beneficial owner of 11.1% of the outstanding Company common stock (and warrants to acquire an additional 0.4% of the outstanding Company common stock, determined as of the date hereof), but due to certain restrictions contained in the Company's bye-laws, the Reporting Person will only be able to vote or direct the voting of less than 10.0% of the outstanding shares of Company common stock.


         In addition, the Reporting Person and RCH have agreed to enter into a Voting and Disposition Agreement (the "Voting and Disposition Agreement") upon the completion of the transaction. The form of Voting and Disposition Agreement is filed as Exhibit 99.5. Pursuant to the Voting and Disposition Agreement, untilthe Reporting Person acquires certain regulatory and other approvals, RCH will,for the benefit of the Reporting Person, continue to hold the Company common stock to the extent that the shares to be transferred to the Reporting Person exceed 9.9% (the "Excess Shares") and continue to hold the Company warrants. RCH will vote the Excess Shares, together with any shares issued upon the exercise of any Company warrants, as directed by the Reporting Person and will dispose of the Excess Shares as directed by the Reporting Person, in each case subject to certain regulatory and other restrictions.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Item 6 of the Schedule 13D is hereby amended by adding the following:


         The Stock Repurchase Agreement, attached as Exhibit 99.4 hereto, is incorporated by reference herein in its entirety (described above).


         The Voting and Disposition Agreement, attached as Exhibit 99.5 hereto, is incorporated by reference herein in its entirety (described above).


ITEM 7.  Material To Be Filed as Exhibits.


                  Item 7 of the Schedule 13D is hereby amended by adding the following:


          99.4 Stock Repurchase Agreement, dated as of January 17, 2000, by and among the Reporting Person, a wholly owned subsidiary of the Reporting Person, RCH and a wholly owned subsidiary of RCH.

          99.5 Form of Voting and Disposition Agreement by and among the Reporting Person, a wholly owned subsidiary of the Reporting Person, RCH and a wholly owned subsidiary of RCH.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2000

                                 XL Capital Ltd



                                 By: /s/ Paul S. Giordano
                                 Name: Paul S. Giordano
                                 Title: Executive Vice President,
                                 General Counsel & Secretary